CAPITAL INSTITUTIONAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2025

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Capital Institutional Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. (the Company) as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
February 27, 2026

We have served as the Company's auditor since 2016.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2025

ASSETS

Assets

Cash	$ 383,366
Restricted cash	2,982,700
Investments, at fair value	36,668,224
Receivables from brokers and dealers	442,810
Deferred research costs, net	889,887
Furniture and equipment, net	699,594
Right of use assets	857,380
Prepaid and other assets	2,172,979
Intangible asset, net	750,000
Goodwill	674,761
Total Assets	**$ 46,521,701**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$ 5,578,241
Accrued commissions and bonuses	1,772,683
Accrued research services	19,917,430
Accrued state income taxes	70,840
Note Payable	667,000
Lease liability	937,446
Total Liabilities	**28,943,640**

Commitments and contingencies-Note 11

Shareholders' Equity

Voting common stock, $0.01 par value, 1,000,000 shares authorized, 20,842 shares issued and 17,144 outstanding	208
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 187,578 shares issued and 164,800 outstanding	1,876
Additional paid-in capital	27,355
Treasury stock	(1,513,465)
Retained earnings	19,062,087
Total Shareholders' Equity	**17,578,061**
Total Liabilities and Shareholders' Equity	**$ 46,521,701**

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker-dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt, equity, futures, options and currency transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities. Money Managers are permitted to allocate a portion of their gross commissions to pay for research products and other qualifying services provided by third parties.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company has allocated to the separate performance obligation related to third-party research services. The Company allocates the transaction price to the performance obligations identified on a relative standalone selling price basis. Such amounts are measured by the Company in terms of a Research Credit. As the Company acts as an agent in these transactions, it records expenses on a net basis within commission revenue on the statement of income. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company or another broker-dealer. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers. The Company believes that the appropriate point in time to recognize commission revenue is when the Company executes a brokerage transaction, as there are no significant performance obligations to be satisfied subsequent to this point. Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statement of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statement of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

Note 1 - **Nature of Operations and Summary of Significant Accounting Policies,** continued

Commission Recapture

The Company's commission revenues include those derived from commission sharing arrangements ("CSAs") with executing brokers in connection with its commission recapture program. The Company has determined that it acts as an agent in these transactions, as it does not control the brokerage services before they are transferred to the client. The Company's right to consideration under its CSA arrangements is contingent upon successful settlement and remittance by the executing broker; accordingly, the Company recognizes revenue on a net basis --representing only the Company's fee or retained commission --at the point in time when the gross commission is received from the executing broker. The client's recapture entitlement is recorded as a commission management payable upon receipt and is not included in revenue.

Commission management payables represent portions of gross commissions received from executing brokers that are held for the benefit of the Company's institutional clients and plan sponsors under commission recapture and commission sharing arrangements. These amounts are payable to clients or, at the client's direction, to third-party providers of research, brokerage, or other eligible services pursuant to Section 28(e) of the Securities Exchange Act of 1934. As of December 31, 2025, the Company had accrued commission management payables of $3,012,390 on the statement of financial condition, which are included in Accounts payable and accrued liabilities.

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. Revenue in the scope of ASC 606 includes commissions, underwriting concessions, and correspondent clearing fees. The recognition and measurement of revenue is based on the assessment of individual agreements. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress towards completion of performance obligations; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company executes security transactions on behalf of the customers with the majority of commissions from equity trading. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the Money Manager), with settlement date generally the second business day following the

trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting Concessions

Underwriting concessions represent concessions from managing underwriters on syndicates generated by customers doing business with the Company. Underwriting concessions are recognized on the trade date (the date on which the Company purchases the securities from the issuer) with the settlement date generally the second business day following the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for

securities underwriting transactions as there are no significant performance obligations to be satisfied subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Correspondent Clearing Fees

Correspondent clearing fees represent income received for providing institutional quality execution and clearing services to fully disclosed correspondent broker/dealers. Correspondent fees are recognized on the trade date basis with the settlement date generally the second business day following the trade date. The Company believes that is the appropriate point in time to recognize correspondent clearing fees as there are no significant performance obligations to be satisfied subsequent to this point. The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in overall market conditions.

Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3). Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Investment income arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Shareholder Equity

The Company has voting and non-voting classes of common stock. Both classes of common stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of voting common stock have voting rights at all meetings of shareholders, whereas holders of non-voting common stock have no voting rights. Treasury stock shown at cost consists of 3,698 voting and 22,778 non-voting.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Cash and Restricted Cash

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. Restricted Cash consists of customer funds that are subject to SEC rule 15c3-3.

Cash	$	383,366
Restricted Cash	$	2,982,700
Total Cash	$	3,366,066

Receivable from Broker-Dealers

The Company's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures

contracts executed on behalf of customers, amount receivable for securities failed to deliver, accrued interest receivable, and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settle daily between the clearing organization and Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit of its counterparties.

Contract Balances and Credit Losses

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied. The Company did not have any receivables other than those included in receivables from broker-dealers, or deferred revenue as of December 31, 2024 and December 31, 2025.

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses (ASC 326). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances. An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables recognized under ASC 606. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company had no allowance for credit losses for trade receivables or financial assets at December 31, 2025.

Note 1 -   Nature of Operations and Summary of Significant Accounting Policies, continued

Investments

Investments at December 31, 2025 consist of money market funds, certificates of deposit, U.S. Treasury notes and mutual funds. Investments are recorded at fair value with realized and unrealized gains and losses included in investment income. Profit and loss arising from all securities transactions entered into for the account of the Company are recorded on settlement date basis.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
The Company has lease agreements with lease and non-lease components. The non-lease components primarily relate to common area maintenance and other services which are charged to the Company based upon actual cost. The Company elected the practical expedient to combine its lease and non-lease components that meet the defined criteria and will account for the combined lease component under ASC 842 on a prospective basis. Such costs are generally accounted for within occupancy and equipment.

For leases with a term of 12 months or less, the Company has made an accounting policy election by class or underlying asset not to recognize lease assets and lease liabilities.

The Company elected this practical expedient and has not accounted for leases with lease term of 12 months or less. Lease payments for these leases incurred for the year ended December 31, 2025, are included on the statement of income with occupancy and equipment.

Goodwill

Goodwill is tested for impairment at the enterprise level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No instances of impairment were identified during the year ended December 31, 2025.
Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified the firm's CEO, Chairman, and the Chief Financial Officer communally as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business to manage the Company." Additionally, the CODM uses excess net

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and the loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets, and segment revenues and expenses are reported on the statement of operations as total revenues and expenses.

Note 2 - Concentration Risk

At various times throughout 2025, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

Note 3 - Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. This methodology prioritizes the inputs to valuation techniques by giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy.

Note 3 - Fair Value, continued

Investments in money market funds and certificates of deposits are highly liquid instruments readily convertible to known amounts of cash with maturities of less than one year. Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments. The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of December 31, 2025.

Assets	Total	Level 1	Level 2	Level 3
Investments				
Money Market Funds	$ 25,706,466	$ 25,706,466	$ -	$ -
Certificates of Deposit	7,670,913	7,670,913		
U.S. Treasury Notes	2,044,062	2,044,062		
Mutual Funds	1,246,783	1,246,783		
Total Investments	$ 36,668,224	$ 36,668,224	$ -	$ -

At December 31, 2025, the Company did not hold any financial liabilities measured at fair value.

Note 4 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2025:

	Estimated Useful Life	
Furniture, fixtures and leasehold improvements	7 years	$ 596,008
Computer equipment	5 years	839,178
Computer software	5 years	462,996
		1,898,182
Less – accumulated depreciation		(1,198,588)
Total		$ 699,594

Note 5 - Customer Protection - Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Cash of $2,982,700 has been segregated in a special bank account for the exclusive benefit of customers related to commission rebates under Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and is classified as restricted cash on the statement of financial condition.

Note 5 - Customer Protection - Reserves and Custody Securities, continued

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 6 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company applies FASB Accounting Standard Codification (ASC) 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the years ended December 31, 2022, 2023 and 2024.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2025, the Company had net capital as defined by Rule 15c3-1 of $11,329,130 which was $ 11,079,130 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes.

Note 8 - Leases

The Company leases office and equipment under operating leases with expiration dates through September, 2028. Certain leases provide for renewal options.

Future maturities of lease liabilities at December 31, 2025 are as follows:

Year Ending December 31	Amount
2026	364,240
2027	339,493
2028	291,281
Lease Total	995,014
Less imputed interest	(57,568)
Total	$ 937,446

The weighted average remaining lease term is 2.75 years and the weighted average discount rates 5.08%. Certain operating leases provided for renewal options for periods from 1 to 7 years at their fair

Note 8 - **Leases,** continued

rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Note 9 - **Employee Benefits**

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. The vast majority of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution. In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation. Employer contributions to the DCP and investment gains on assets in the DCP are included in compensation expense.

At December 31, 2025, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 10 - **Off-Balance Sheet Risk**

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed   through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2025, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Note 11 – Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

Note 12 – Intangible Assets

On April 1, 2025, the Company purchased a customer list from an unrelated third party for $1,000,000 in exchange for a note payable over 36 months. The acquisition was accounted for as an asset acquisition. The purchase price was capitalized as an intangible asset based on the cost incurred to acquire the asset.

The customer list is considered a finite-lived intangible asset and is being amortized on a straight-line basis over its estimated useful life of three years. Amortization expense related to the customer list was $250,000 for the year ended December 31, 2025.

Estimated future amortization expense as of December 31, 2025, is as follows:

Year	Amount
2026	$ 333,333
2027	$ 333,333
2028	$ 83,334
Total	$ 750,000

Note 12- Subsequent Event

The Company has evaluated subsequent events through February 27, 2026, which is the date the financial statements were available to be issued.